

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

Via Email
Christopher G. Marshall
Chief Financial Officer
North American Financial Holdings, Inc.
9350 South Dixie Highway
Miami, FL 33156

> **Re:** **North American Financial Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 24, 2011**
> **File No. 333-175108**

Dear Mr. Marshall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 24, 2011

General

1. Prior to requesting acceleration of effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

2. Please revise to disclose, as soon as practicable, all information that is not permitted to be omitted from the registration statement at the time of effectiveness. Note that we will need time to review this information prior to accelerating the effectiveness of the registration statement.

3. We note the use of certain non-GAAP measures throughout the document, such as tangible common equity. Please revise to disclose the information required by Item 10(e) of Regulation S-K for each non-GAAP measure provided.

Prospectus Cover Page

4. Please revise to disclose the number of shares to be offered in the offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.

Market Data, page ii

5. This language appears to be disclaiming the accuracy of market data being provided. Please revise this section to remove any disclaimers of accuracy with respect to such data.

Reorganization, page 2

6. In light of the Capital Bank's merger with and into NAFH Bank effective June 30, 2011, please revise the "Pre-IPO and Reorganization" diagram here and on page 104 to reflect the company's current structure.

Our allowance for loan losses and fair value …, page 18

7. Please revise to disclose the total amount of nonperforming loans as of March 31, 2011. Also revise to disclose the ratio of the allowance for loan losses to total nonperforming loans as of March 31, 2011. We note this is disclosed elsewhere in the document.

As a public company, we will be required to meet …, page 24

8. We note that as of December 31, 2010, Green Bankshares reported a material weakness in its internal control over financial reporting. Please revise to disclose in MD&A what actions you intend to take to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Our officers and directors may have conflicts of interest …, page 28

9. Revise to disclose the extent to which NAFH has waived the corporate opportunities doctrine under Delaware law. We note the disclosure on page 141 under "Renunciation of Certain Corporate Opportunities."

Use of Proceeds, page 38

10. In the second paragraph of this section you identify that you intend to purchase additional franchises or other assets, either through acquisitions or regulatory sales. Revise your disclosure to discuss any current plans to make specific acquisitions, including any bidding processes that North American has entered into with the FDIC or any other regulator for the purchase of assets of a failed or failing institution. Similarly, discuss any other acquisition where North American has had anything more than preliminary discussions about acquiring significant assets, core deposits or entire institutions.

Selected Historical Consolidated Financial Information, page 43

11. Please revise the nonperforming assets to total assets and the allowance for loan losses to nonperforming loans asset quality measures here and elsewhere, as appropriate, to clarify whether they include covered assets and loans. To the extent they do, please revise to include comparable measures that do not.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 48

12. Please revise your next amendment to include a rollforward of your loans accounted for under ASC 310-30-50-2 which reconciles the contractual receivable to your carrying amount for the Green Bankshares, Inc. acquisition.

Unaudited Pro Forma Condensed Combined Statement of Income, page 51

13. Please revise pro forma adjustment 1 and pro forma adjustment 2 to the unaudited pro forma condensed combined statements of income for the periods ended March 31, 2011 and December 31, 2010, respectively, to clarify how they reflect the change in interest income that would have resulted had loans been acquired as of the beginning of the periods.

14. Please revise to clarify how the adjustments eliminating the historical provisions for loan losses and the historical OREO losses and related expenses consider credit impairment and OREO activities for the loans and related assets subsequent to the beginning of the periods presented.

Management's Discussion and Analysis, page 56

15. On page 4, and in the Business Section, you discuss the importance of efficient operations in implementing your business plan. Your efficiency ratio in the first quarter was almost 94% (or 82% excluding the termination of Capital's legacy programs). Please revise this section to discuss, in greater detail, the reason for your significant non-interest expense, and how management believes these costs will eventually revert to a

level that they are consistent with your stated business model. Please also address the impact of your strategy to expand your reliance upon core deposits in implementing the funding portion of your strategy. Make conforming changes to your discussion in the Summary, Business Section and Risk Factors.

Business, page 99

16. In the two risk factors on page 17, you discuss risks associated with a number of loan types. However, you indicate that you intend to focus on other types of loans. Please revise this section to discuss, in greater detail, the loan types that you intend to focus on, including the significant risks associated with those types of loans. Please also revise your Management's Discussion and Analysis regarding your current loan holdings to explain how changes in the portfolio follow your business strategy of emphasizing some loan types while seeking to reduce your exposure to others.

Loss Sharing Agreements, page 100

17. Please file the loss sharing agreements entered into with the FDIC as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Market Area, page 108

18. In the risk factor on page 16 you discuss weaknesses in the real estate markets in your home markets. It appears that many of these same markets, particularly South Florida and North Carolina, have been substantially impacted by the recession, including employment and income declines. Please revise this section to discuss these weaknesses. Make conforming changes to the similar disclosure on page 7.

NAFH National Bank as a National Bank, page 114

19. Please add a recent developments section and disclose, if true, that you are in compliance with all of the material terms of the OCC Operating Agreement and FDIC Order.

20. We note that the FDIC Order requires that NAFH Bank maintain Tier 1 common equity to total assets of at least ten percent during the first three years following your acquisition of the Failed Banks. Please revise to disclose Tier 1 common equity to total assets as of March 31, 2011.

Base Salary, page 134

21. We note the disclosure on page 133 that you do not use benchmarking or peer group analysis in making compensation decisions. We also note the disclosure on page 134 that your named executive officers' base salaries are designed to remain competitive with the base salary ranges for similar positions with other banking organizations of comparable

size. To the extent you use compensation data about other companies to base, justify or provide a framework for a compensation decision, please revise to disclose the component companies that make up the peer group. Refer to Item 402(b)(2)(ix) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Annual Bonus Program, page 134

22. We note that in awarding bonus payments, the compensation committee considers various factors, including the achievement of certain performance targets. Please tell us whether the outcome with respect to these performance targets is substantially uncertain at the time they are established and whether they are communicated to the executives prior to or during the performance period.

23. We note that you intend to adopt a written plan prior to completion of this offering. If adopted prior to effectiveness of the registration statement, please file this plan as an exhibit to the registration statement. In the event you do not adopt a written plan prior to effectiveness of the registration statement, file a written description of the plan. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Stock Ownership Guidelines, page 136

24. Please revise to disclose, if true, that once the provisions in the stockholder agreement are satisfied, the named executive officers will be able to divest themselves of the shares of common stock acquired in connection with your private placements. Also revise to clarify, if true, that the named executive officers and directors are not subject to any other equity ownership requirements.

Summary Compensation Table, page 137

25. We note that you provide compensation disclosure for only four persons. Please confirm, if true, that you do not have a third executive officer other than the PEO and PFO who served as an executive officer (as that term is defined in Rule 3b-7 under the Securities Exchange Act of 1934) at the end of the last completed fiscal year and who earned an amount in excess of that specified in Instruction 1 to Item 402(a)(3) of Regulation S-K.

Severance Under Mr. Taylor's Employment Agreement, page 138

26. Please revise to disclose the information missing from the table on page 141.

Director Compensation, page 142

27. Please revise to disclose the information missing from the first table on page 142.

Conversion and Transfer of Class B Non-voting Common Stock, page 148

28. Please add a risk factor addressing any potential risks that may result from shares of Class B non-voting common stock being converted into shares of Class A common stock.

North American Financial Holdings, Inc. Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2010 and 2011

Note 8. Fair Value Measurements, page F-25

29. Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent loans and other real estate owned. If this policy varies by loan type please disclose that also. Also, we note your disclosure on page F-26 that you adjust for differences to the values you obtain in an independent appraisal. Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

North American Financial Holdings, Inc. Consolidated Financial Statements as of and for the Year Ended December 31, 2010 and as of December 31, 2009 and for the Period from November 30, 2009 to December 31, 2009

Notes to Consolidated Financial Statements

Note 5. Loans, page F-53

30. For each reporting period presented, please revise your next amendment to include a rollforward of your loans accounted for under ASC 310-30-50-2 which reconciles the contractual receivable to your carrying amount for the First National Bank of the South, Metro Bank of Dade County, and Turnberry Bank acquisitions.

Exhibits

31. Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: David E. Shapiro, Esq.
       Mark F. Veblen, Esq.
            Wachtell, Lipton, Rosen & Katz